

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 18, 2023

CERTIFIED MAIL
RETURN RECEIPT REQUESTED

Matthew Chen
Chief Executive Officer
Flag Ship Acquisition Corporation
260 Madison Avenue, 8th Floor
New York, NY 10016

       Re: Flag Ship Acquisition Corporation
           Amendment No. 3 to Registration Statement on Form S-1
           Filed December 14, 2022
           File No. 333-261028

Dear Matthew Chen:

It has been more than nine months since you last amended this registration statement and it is now out of date. Within 30 days from the date of this letter, you should either:

- amend it to comply with the applicable requirements of the Securities Act of 1933, the rules and regulations under the Act, and the requirements of the form; or

- file a request for withdrawal.

If you requested confidential treatment for portions of any exhibits to your registration statement and you request withdrawal of that registration statement, please submit a concurrent request for withdrawal of your application for confidential treatment.

If you do not amend the registration statement or file a request for withdrawal (or provide us with a satisfactory explanation of why you have not done either) within 30 days, we may enter an order declaring the registration statement abandoned under rule 479 of the Act.

   Please contact Jeff Kauten, Staff Attorney, at (202) 551-3447 or, in his absence, Larry Spirgel, Office Chief, at (202) 551-3815 with any questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Technology